December 13, 2021
Benjamin Meeks, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Deutsche Mortgage & Asset Receiving Corporation Registration Statement on Form SF-3 (File No. 333-260277) Filed October 15, 2021
Dear Mr. Meeks:
We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned draft registration statement (the “Registration Statement”).  We have reviewed your letter dated November 2, 2021 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form SF-3 (File No. 333-260277) (the “Registration Statement”) filed on October 15, 2021.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the pre-effective amendment to the registration statement filed today.
For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.
Registration Statement on Form SF-3
General
1.
Please provide us with your legal analysis as to why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (“TIA”), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Anna Glick   Tel  212 504 6309   Fax  212 504 6666   anna.glick@cwt.com

Benjamin Meeks, Esq. December 13, 2021
SEC Guidance and Judicial Precedent Make Clear that TIA Qualification Is Not Required
The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. As discussed further below, this conclusion is supported by more than four decades of Commission practice regarding the TIA that has been consistently reinforced as laws, regulations and interpretations applicable to asset-backed securities have been adopted or amended, in each instance without applying the TIA to Certificates.  It also is supported by the December 23, 2014 decision of the Second Circuit Court of Appeals in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014) (the “Retirement Board Decision”), which, as discussed further below, held that Section 304(a)(2) of the TIA exempts from the TIA mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law.
Pass-Through Certificates Have Historically Been Deemed Exempt from the TIA
Were the Staff to take the view, in the context of the registration statement review process, that Certificates are subject to the TIA, it would not only be effectively overturning the Retirement Board Decision, it also would be disregarding more than four decades of explicit and implicit Commission guidance and market practice.  During that lengthy time period, both the Commission and the Congress have frequently taken steps to craft an appropriate regulatory framework to govern the asset-backed securities market.  However, they have never taken the position that the TIA applies to instruments with the characteristics of the Certificates, despite ample opportunities to do so. Rather, in the context of Staff review of hundreds of Securities Act registration statements1, as well as in various formal and informal interpretations, rule-making proceedings, no-action letters and a TIA legislative initiative, the Commission and its Staff have repeatedly taken the view that the TIA does not apply to pass-through certificates.
This lengthy TIA history began in 1977 when the first SEC-registered mortgage pass-through certificates were issued by a trust established by Bank of America to acquire

1 For example, in the instances in which this question has previously been raised during the registration statement review process,  the Staff has accepted the Registrant’s analysis and the analysis of other commercial mortgage-backed securities (“CMBS”) registrants, without any indication that the Staff disagreed with the analysis or was otherwise continuing to consider the applicability of the TIA.  In fact, a similar analysis was provided to this question in a registration statement filed by 3650 REIT Commercial Mortgage Securities LLC that was declared effective as recently as February 28, 2020. See SEC File No. 333-235647.

Benjamin Meeks, Esq. December 13, 2021
residential mortgages.  Because mortgage pass-through securities had previously been issued exclusively by Fannie Mae, Freddie Mac and Ginnie Mae, which enjoy special status under the federal securities laws, the entire Commission, not only its Staff, considered various Securities Act of 1933 (“Securities Act”) and Securities Exchange Act of 1934 (“Exchange Act”) issues raised by that ground-breaking Bank of America offering.2  The TIA status of those certificates was almost certainly considered because the TIA had been specifically referenced by Bank of America and because Section 305 of the TIA requires the Commission to issue an order refusing to permit a registration statement to become effective if it finds that a security lacks a required indenture.  15 U.S.C. § 77eee.  No such TIA-related “stop order” was issued with respect to that offering (or any subsequent MBS offering), demonstrating the Commission’s seminal determination that the TIA is not applicable to mortgage pass-through certificates.
Indeed, a 1984 article by one of the first securitization practitioners makes clear that, from the inception of the SEC-registered MBS market, the SEC has taken the position that the TIA is not applicable to mortgage pass‑through certificates.3  This view was memorialized by Item 11 of the “Telephone Interpretations” under the Trust Indenture Act published in July of 1997, which were themselves an attempt to codify prior Staff interpretations.4,5  Item 11 subsequently became Staff Interpretive Response 202.01 under the TIA.6  Both Item 11 and Interpretive Response 202.01 took the view that pass-through certificates are exempted from the TIA by Section 304(a)(2).  Although Interpretive Response 202.01 was withdrawn on April 24, 2015 (i.e., four months after the Retirement Board Decision) in a release that described the withdrawn Staff interpretations as “outdated” or “superseded,”7 it can be reasonably inferred that this

2 See Bank of Am. Nat’l Trust & Sav. Ass’n, 1977 SEC No-Act. LEXIS 1343 (May 19, 1977); In re Bank of Am. Nat’l Trust & Sav. Ass’n, Rel. No. 34-14446, 14 SEC Dkt. 113 (Feb. 6, 1978).

3 See Walter G. McNeill, “Securities Law Aspects of Mortgage-Backed Securities,” 250 PLI/Real 399, 421 (PLI Sept. 24, 1984).

4 See, e.g., Marion Bass Sec., Inc., 1984 SEC No-Act. LEXIS 2473 (July 9, 1984) (taking a no-action position with respect to a proposed offering of pass-through certificates without a TIA-qualified indenture) ; Harbor Fin., Inc., 1988 SEC No-Act. LEXIS 1463 (Oct. 31, 1988).

5 See SEC Div. of Corp. Fin., Manual of Publicly Available Telephone Interpretations (Trust Indenture Act of 1939), No. 11 (July 1997), available at https://www.sec.gov/interps/telephone/cftelinterps_tia.pdf.

6 See SEC Div. of Corp. Fin., Trust Indenture Act of 1939 – Interpretive Response Section 202.01 (last updated May 3, 2012), available at https://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

7 See U.S. Securities and Exchange Commission, Division of Corporate Finance: Outdated or Superseded Compliance and Disclosure Interpretations, Trust Indenture Act of 1939 – 202.01 (Added to Archives April 24, 2015), available at https://www.sec.gov/divisions/corpfin/guidance/outdated.htm#202.01.

Benjamin Meeks, Esq. December 13, 2021
withdrawal was based upon the belief that the Retirement Board Decision had resolved the issue.  In any case, neither the Commission nor the Staff has done anything prior or subsequent to April 2015 to suggest that the Retirement Board Decision was erroneously decided or that the Commission’s longstanding position regarding the inapplicability of the TIA to pass-through certificates has changed.  We note, in this regard, that the no-action letters cited in footnote 4 above – which pre-date both Item 11 and Interpretive Response 202.01 –  have not been withdrawn.
To the contrary, throughout the more than four decade history of the SEC-registered MBS market, both the Commission and the Congress have repeatedly taken steps to formally or informally remove regulatory barriers to the growth of the market and to craft a regulatory framework that was deemed appropriate.  At no time during that process have they sought to impose the provisions of the TIA on mortgage pass-through certificates.
Notably, in 1984, the Secondary Mortgage Market Enhancement Act (“SMMEA”) was enacted to remove impediments to the development of a secondary market for residential mortgage-backed securities (Pub. L. No. 98-440, 98 Stat. 1689 (1984)); and, while SMMEA was under consideration, the SEC amended Rule 415 under the Securities Act to permit “mortgage related securities” (as defined in SMMEA) to be offered on a “shelf-registered” basis.8  To address another obstacle to the growth of the market, the Tax Reform Act of 1986 created a new tax vehicle, commonly called a REMIC, to facilitate the issuance of multi-class mortgage pass-through certificates by eliminating “double taxation” of those securities.9
The Commission also took a significant step toward facilitating the growth of the market in 1992, when it adopted Rule 3a-7 under the Investment Company Act of 1940  (the “Investment Company Act”) to exempt the issuers of most asset-backed securities (“ABS”) from that Act.10  Two years later, Congress passed legislation to amend the Exchange Act to include commercial mortgages in the definition of “mortgage related security,” thereby permitting highly-rated CMBS to obtain the same favored treatment

(Added to Archives April 24, 2015), available at
https://www.sec.gov/divisions/corpfin/guidance/outdated.htm#202.01.

8 See Final Rule: Shelf Registration, Rel. No. 33-6499, 1983 SEC LEXIS 315 (Nov. 17, 1983).

9 See Pub. L. No. 99-514, 100 Stat. 2085 (1986).

10 See Final Rule: Exclusion from the Definition of Investment Co. for Structured Financings, Rel. No. IC-19105, 1992 SEC LEXIS 3086 (Nov. 19, 1992).

Benjamin Meeks, Esq. December 13, 2021
SMMEA afforded to highly-rated residential mortgage-backed securities.11  That same year, the Staff created a specially-tailored Securities Act framework to permit the use of “structural term sheets” and “computational materials” to market ABS.12
Perhaps the most important SEC ABS initiative was announced in May of 2004, when the SEC proposed Regulation AB and other ABS rules, to “address comprehensively the registration, disclosure and reporting requirements for asset-backed securities.”13  When it considered Regulation AB, the SEC repeatedly emphasized that “the staff has to date addressed the lack of a defined set of regulatory requirements for asset-backed securities through the filing review process and, where necessary, through staff no-action letters or interpretive statements.”14  In something of an understatement, the Commission characterized those no-action letters and interpretive positions as “numerous.”15
More recently, in response to the crisis in the financial markets, the Commission adopted significant amendments to Regulation AB (“Regulation AB II”) and other ABS-related rules, to “improve investor protection and promote more efficient asset-backed markets.”16  The Dodd-Frank Wall Street Reform and Consumer Protection Act17 also contained a number of provisions designed to address perceived shortcomings in the regulatory framework for asset-backed securities; and the SEC has adopted or proposed various rules in response thereto.18

11 See Riegle Community Development & Regulatory Improvement Act of 1994, Pub. L. No. 325, § 347, 108 Stat. 2241 (1994).

12 See Mortgage & Asset-Backed Securities, 1994 SEC No-Act. LEXIS 525 (May 20, 1994).

13 See Proposed Rule: Asset-Backed Securities, Rel. No. 33-8419, 2004 SEC LEXIS 934, at *1 (May 3, 2004).

14 Id. at *32 (emphasis added); see also Final Rule: Asset-Backed Securities, Rel. No. 33-8518, 2004 SEC LEXIS 3068 (Dec. 22, 2004).

15 2004 SEC LEXIS 934, at *33.

16 See Asset-Backed Securities Disclosure and Registration, Rel. No. 33-9638, 34-72982, 79 Fed. Reg. 57184 (Sept. 24, 2014); Re-proposal of Shelf Eligibility Conditions for Asset-Backed Securities and Other Additional Requests for Comment, SEC Release Nos. 33-9244; 34-64968, 76 Fed. Reg. 47948 (August 5, 2011); Proposed Rule: Asset-Backed Securities, Rel. No. 33-9117, 2010 SEC LEXIS 1493, at *12 (May 3, 2010).

17 Pub. L. No. 111-203, § 619, 124 Stat. 1623 (2010) (codified at 12 U.S.C. § 1851(d)(1)).

18 See, e.g., Final Rule: Issuer Review of Assets in Offerings of Asset-Backed Securities, Rel. No. 33-9176, 2011 SEC LEXIS 234 (Jan. 20, 2011).

Benjamin Meeks, Esq. December 13, 2021
Of particular note, Regulation AB II included new shelf eligibility requirements for asset-backed issuers, including a mandate that the underlying transaction agreements include provisions requiring that any investor request to communicate with other investors be included in ongoing distribution reports filed on Form 10–D.  Given that Section 312(b) of the TIA already includes specific provisions that support communication among the indenture security holders, there would have been no need to include investor communication provisions in Regulation AB II if the TIA were deemed to apply to pass-through certificates.
None of the foregoing Congressional or SEC initiatives has suggested that the TIA is applicable to mortgage pass-through certificates or is needed to close a regulatory gap or protect investors.  Because Regulation AB and Regulation AB II were intended to “comprehensively” address the treatment of ABS, it is particularly significant that none of the Regulation AB or Regulation AB II releases addressed the TIA.  Rather, although each of those releases makes clear that the Commission is knowledgeable regarding the structural aspects of ABS transactions (including the functions of the PSAs) and although Item 1109 of Regulation AB imposes specific disclosure requirements regarding the duties and responsibilities of trustees, the Commission made no attempt to revise its longstanding TIA treatment of pass-through certificates.
That the Commission periodically has considered the application of the TIA in the context of the ABS market also is evidenced by the fact that the Commission was the driving force behind the Trust Indenture Reform Act of 1990 (the “TIA Reform Act”)19, which made extensive revisions to the TIA “to adjust the requirements of the law to contemporary financing instruments and techniques.”20  Indeed, the original version of that legislation was drafted by the Commission; and an SEC memorandum in support of the legislation notes that the Commission sought to expand the exemptive authority contained in Section 304 of the TIA to, in part, allow the Commission to exempt collateralized mortgage obligations from certain provisions of the TIA.21  Although the Commission clearly was cognizant of the MBS market when it proposed this legislation, it made no attempt in that context (or subsequent thereto) to alter its TIA treatment of pass-through certificates.

19 Pub. L. No. 101-550, § 401,104 Stat. 2721 (1990) (codified as amended at 15 U.S.C. §§ 77ccc-77eee, 77iii-77rrr and 77vvv).

20 See Statements on Introduced Bills & Joint Resolutions: S. 2566 (Sen. Proxmire), Cong. Rec. S15912, S15947 (daily ed. June 24, 1988).

21 See Memorandum of SEC in Support of Trust Indenture Reform Act of 1987, Cong. Rec. S15912, S15952 (daily ed. June 24, 1988).

Benjamin Meeks, Esq. December 13, 2021
By contrast, subsequent to the 2008 financial crisis several bills were introduced in the Congress to apply the TIA, or certain TIA-inspired requirements, to mortgage-backed securities.22  The introduction of those bills serves to underscore the Congressional understanding that the TIA does not currently apply to “private label” mortgage pass-through certificates and that applying the TIA in this market requires legislative, rather than judicial, action.
Legislative history relating to the original passage of the TIA also supports the conclusion that the TIA is inapplicable to pass-through certificates. In this regard, Senate and House reports issued contemporaneously with the TIA state that Section 304(a)(2) “would exempt, for example, fixed-trust certificates evidencing an interest in a group of assorted bonds.”23.
The Retirement Board Decision Ratified the Commission’s Longstanding Practice
The Retirement Board Decision holding that pass-through certificates are exempt from the TIA under Section 304(a)(2) merely ratifies and reinforces the above-described decades-long history of treating those certificates as exempt from the TIA.24
In that decision, the Second Circuit first analyzed whether the certificates in question were “certificates of interest or participation” for purposes of Section 304(a)(2), which

22 See Foreclosure Fraud and Homeowner Abuse Prevention Act of 2011, S. 824, 112th Cong., 1st Sess. (Apr. 14, 2011); Private Mortgage Market Investment Act, H.R. 3644, 112th Cong., 1st Sess. (Dec. 13, 2011).

23 S. Rep. No. 76-248, at 15 (1939); H.R. Rep. No. 76-1016, at 41 (1939).

24 We note that the Retirement Board Decision has been followed by a number of other courts, most notably by the Tenth Circuit Court of Appeals in a July 2020 decision describing it as “well-reasoned.”  American Fid. Assur. Co. v. Bank of N.Y. Mellon, 820 Fed. Appx. 684, 687 (10th Cir. 2020). See also  Commerzbank AG v. US Bank Nat’l Assoc., 277 F.Supp.3d 483, 499 (S.D.N.Y. 2017) (citing Retirement Board in dismissing TIA claim because the TIA does not “impose obligations on the trustees of RMBS trusts” under PSAs); Blackrock Allocation Target Shares: Series S Portfolio v. Wells Fargo Bank, 247 F.Supp.3d 377, 400 (S.D.N.Y. 2017) (citing Retirement Board in dismissing all TIA claims regarding PSA-governed trusts); Pacific Life Ins. Co. v. Bank of N.Y. Mellon, 17 Civ. 1388, 2018 WL 1382105, *41 (S.D.N.Y. Mar. 16, 2018) (same); Commerzbank AG v. Bank of N.Y. Mellon, 15 Civ. 10029, 2017 U.S. Dist. LEXIS 42384, *8-9 (S.D.N.Y. Mar. 21, 2017) (same); VNB Realty, Inc. v. US Bank Nat’l Assoc., Civ. No. 2:13-4743, 2015 WL 8490948, *4-5 (D.N.J. Dec. 12, 2015) (finding Retirement Board persuasive and holding that the TIA does not apply to certificates in trusts holding mortgage backed securities governed by PSAs); Western & Southern Life Ins. Co. v. Bank of N.Y. Mellon, 129 N.E.3d 1085, (Ohio Ct. of App. 2019) (citing Retirement Board and finding that the TIA does not apply to RMBSs).

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provides that the provisions of the TIA do not apply to any securities that are “certificate[s] of interest or participation[s] in two or more securities having substantially different rights and privileges, or a temporary certificate for any such certificate”25.  Drawing upon guidance provided by the Supreme Court in Tcherepnin vs. Knight, 389 U.S. 332 (1967), the Second Circuit emphasized that the certificates were evidenced by a certificate (as opposed to a note). The Second Circuit also emphasized that payments on the certificates were contingent on the cash flows generated by the underlying mortgage loans.  (Payments on the loans were collected in a “Certificate Account,” which was the source of “Available Funds” that were distributed to certificate holders according to the terms of the related pooling and servicing agreement.)  Although the Tcherepnin decision involved the distribution of “profits,” rather than cash flows on assets, the Second Circuit stated that “[w]hat matters, and what makes the certificates [in the Retirement Board Decision] analogous to the ones that the Supreme Court considered in Tcherepnin, is that payments to certificate holders are contingent on the proceeds generated by the underlying instruments—whatever those instruments may be.”26 As the Registrant’s Certificates will be issued in the form of certificates (as opposed to notes) that evidence a beneficial ownership interest in a trust and will have cash flows, descriptions of collections and distributions to certificate holders functionally identical to those considered in the Retirement Board Decision, we similarly conclude that the Registrant’s Certificates will be “certificates of interest or participation” for purposes of Section 304(a)(2) of the TIA.
The Retirement Board Decision then analyzed whether the certificates were a certificate of interest or participation in “two or more securities that have substantially different rights and privileges.”  As to that prong of Section 304(a)(2), the Second Circuit concluded that:  (i) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (even if not necessarily for purposes of the registration provisions of the Securities Act or the anti-fraud provisions of the Exchange Act)27; and (ii) the rights and privileges of each mortgage loan included in a trust differ significantly from the rights and privileges of other mortgage loans in such trust (e.g., the loans have different obligors, payment terms, maturity dates, interest rates and collateral).  Because the mortgage loans that support the Registrant’s Certificates also will have different obligors,

25 15 U.S.C. § 77ddd(a)(2).

26 Retirement Board, 775 F.3d at 29.

27 We note that this approach is consistent with the fact that the Staff typically views mortgages and other loans as “securities” for purposes of the Investment Company Act, even if not necessarily for Securities Act or Exchange Act purposes.

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payment terms, maturity dates, interest rates and collateral, we similarly conclude that the Registrant’s Certificates will satisfy the second prong of Section 304(a)(2).
As the key Section 304(a)(2) factors that the Second Circuit relied upon in its Retirement Board Decision will apply equally to the Certificates, the Registrant believes that the Certificates will be exempt from the TIA under Section 304(a)(2) of the TIA.
There Are Material Differences Between the Certificates and Notes
In response to the Staff’s request that we address the differences between the Certificates and asset-backed securities in the form of notes (“Notes”), we note that:  (i) the Certificates will be issued in the form of “certificates,” rather than in the form of notes; (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture; (iii) the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral; (iv) the Certificates will not have a stated maturity date by which all payments on the Certificates are due (rather, the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes have a stated maturity date by which final payment must be made; and (v) the Certificates will not be subject to events of default that allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., in particular, the failure of the issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seizing the collateral and forcing a sale of the collateral, with resulting sale proceeds used to pay the Notes).
Because the Certificates differ materially from Notes, attempting to apply the TIA to the Certificates in the context of the registration statement review process could raise a myriad of questions.   Indeed, qualifying the PSAs under the TIA could necessitate that fundamental changes be made to the basic CMBS transaction structure, a structure that has been in place for decades, is well-understood by investors and other market participants and has not been associated with any TIA-related problems.
Questions regarding compliance with specific TIA provisions would arise because the TIA was drafted using terminology that is not well-suited to pass-through certificates, e.g., it references “obligors” and “default.”  However, in the pass-through certificate context, the identity of the “obligor” is unclear and “events of default” typically do not relate to credit events with respect to the securities.  Ambiguity regarding the identity of the “obligor” will, for example, raise questions regarding the construction of, and the potential need to comply with: (1) Section 314, which imposes extensive reporting

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requirements on “obligors” (15 U.S.C. § 77nnn); and (2) Section 312, which requires each “obligor” to furnish the trustee with the names and addresses of securities holders (id. § 77lll).  A similar interpretive problem arises with respect to Section 314(d) of the TIA, which imposes certain appraisal requirements upon an “obligor” if an indenture “is to be secured by the mortgage or pledge of property or securities.”  Id. § 77nnn(d).
The meaning of “default” also is pivotal, because, if such an event has occurred, pass-through trustees could be compelled to consider whether they have a “conflict of interest” for purposes of Section 310 of the TIA, requiring them to either eliminate the conflict, resign or seek a “stay” order from the SEC.  Id. § 77jjj.  This requirement could be particularly problematic if Section 310 were deemed to require a separate trustee, following a “default,” for each of the multiple classes of CMBS issued in a particular offering.  Trustees also may be compelled to determine whether they must provide certificate holders with the notice of default required by Section 315(b) of the TIA and whether the heightened duties to which they are subject in certain circumstances derive only from the applicable PSAs or also from the TIA.  Id. § 77ooo(b).  Even if no “default” has occurred, trustees may need to consider whether any events have occurred that might require them to transmit to certificate holders, and file with the SEC, a report pursuant to Section 313(a) of the TIA.  Id. § 77mmm(a).
Examples of the fundamental changes to the CMBS transaction structure that could be required are described below.
“Concept of “Obligor.”  Section 310 of the TIA requires that there be, at all times, an “indenture trustee” who is unaffiliated with the “obligor” (and is free of the conflicting interests enumerated in Section 310(b)).  With this requirement as the starting point, many of the TIA provisions are devoted to setting forth the duties of the “indenture trustee”28 and the duties of the “obligor”29.

28 For example: (1) Section 311 sets forth the duties of the “indenture trustee” with respect to preferential collection of claims against the obligor; (2) Section 313 imposes certain reporting requirements upon the “indenture trustee”; (3) Section 315 sets forth the duties of the “indenture trustee” following a default; and (4) Section 317 sets forth special powers of the “indenture trustee” following default.

29 For example, and as noted in part above: (1)  Section 312 requires each “obligor” to furnish the indenture trustee with the names and addresses of securities holders; (2) Section 314(a) imposes certain periodic reporting requirements upon “obligors”; (3) Section 314(b) requires a periodic delivery by the “obligor” of opinion of counsel with respect to the recording and filing status of the indenture; (4) Section 314(c) requires delivery by the “obligor” of evidence of compliance (consisting of officer’s certificate, opinion of counsel or accountant’s comfort letter) prior to taking certain actions; and (5) Section 314(d) imposes appraisal requirements on “obligors.”

Benjamin Meeks, Esq. December 13, 2021
Under the current CMBS transaction structure, there is a single party that is appointed to act as trustee that: (1) will be the holder of record of the trust fund assets (i.e., the mortgage loans) for the benefit of the certificate holders; and (2) will take action with respect to all matters (unless otherwise delegated to another transaction party, such as a servicer) on behalf of the certificate holders.  The current transaction structure does not include two parties, one of which may be identified as the “indenture trustee” and the other of which may be identified as the “obligor.”  Therefore, it arguably would not be possible to comply with the requirement that there be an “indenture trustee” that is unaffiliated with the “obligor,” unless the basic transaction structure were revised, and an entirely new party were introduced to the structure to assume one of these roles.  Adding a new third party to a transaction brings with it additional fees payable to such party and its counsel and adds frictional cost to a transaction overall, due to the increased complexity in negotiations and documentation.  If a new third party were required to be added to every CMBS transaction going forward, the CMBS industry overall would experience a material increase in the cost of its transactions.
Further, in order for one of the parties to be designated as the “obligor” for purposes of the TIA, it could mean the fundamental terms of the Certificates themselves would have to be changed to accommodate the definition of “obligor.”  An “obligor” is defined in the TIA as “[with respect to an indenture security,] every person (including a guarantor) who is liable thereon… [emphasis added]”  Under the current structure, even if a new party were to be introduced as the “obligor,” such party would not be “liable” on the Certificates.  The Certificates do not represent payment obligations of any party, but rather, the right to receive whatever amounts may be collected on the underlying assets.  Therefore, the terms of the Certificates might have to be revised to incorporate definite payment obligations of the “obligor,” with specified amounts due on dates certain.
An alternative but entirely impractical way to attempt to comply with the TIA without introducing a new “obligor” party to the transaction structure would be to interpret the term “obligor” as applying to each of the borrowers of the underlying mortgage loans held by the trust.30  This approach clearly would not be viable as it would mean the loan agreement for each of the underlying mortgage loans would need to contain provisions requiring each of the related borrowers to perform duties of an “obligor” specified in the TIA, many of which are duties at the securitization level and wholly inappropriate for a mortgage borrower to perform (e.g., providing a bondholder list to the indenture trustee

30 For this interpretation, the following portion of the definition of “obligor” in the TIA would be invoked: “The term “obligor” means… and if such security is a certificate of interest or participation, such term means also every person (including a guarantor) who is liable upon the security or securities in which such certificate evidences an interest or participation;…” (emphasis added).

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(Section 312)).  This approach would be wholly unacceptable to borrowers in the CMBS industry and could result in the complete shutdown of commercial real estate lending in the CMBS market.
“Concept of “Default.”  Many of the substantive provisions of the TIA (including Sections 310, 311, 313, 315, 316 and 317) reference the concept of “default” upon the indenture securities (which the TIA contemplates would be defined in the indenture31); and the rights, duties and obligations of the “indenture trustee” and the “obligor” hinge upon whether or not such a “default” exists at the time of consideration.  Currently, there is no concept of “default” upon the Certificates.  In order to implement into the PSAs the requirements contained in the various provisions of the TIA while adhering to the construct of the TIA, an artificial concept of “default” would have be created with respect to the Certificates and incorporated into the PSAs and “events of default” manufactured and enumerated.  Because CMBS certificate holders already hold the beneficial ownership interest in the entirety of the trust fund assets and the securitization trustee and the servicers, acting on behalf of the certificate holders, are already required to maximize recovery on the trust fund assets, the introduction of the concept of “default” and provisions addressing the exercise of remedies following a “default” would be superfluous.
Applying the TIA to the ABS Markets Would Have Far-Reaching Adverse Consequences
In light of the size and economic significance of the ABS markets, the Registrant is concerned that applying the TIA to pass-through certificates, in the context of the registration statement review process, would have far-reaching ramifications. Thousands of transactions totaling hundreds of billions of dollars have been executed on the well-founded belief -- based on decades of SEC guidance, as well as the Retirement Board Decision -- that the TIA does not apply to pass-through certificates. If the Staff were to depart from that longstanding guidance and effectively overturn the Retirement Board Decision during the registration statement review process, the TIA status of outstanding transactions could be subject to significant uncertainty.  Such an action also could inspire a flurry of litigation  (currently quelled by the Retirement Board Decision) and subject transaction parties to potential obligations and liabilities that were neither expected nor

31 For example, Section 315 of the TIA states: “(a) The indenture to be qualified shall automatically be deemed (unless it is expressly provided therein that any such provision is excluded) to provide that, prior to default (as such term is defined in the indenture) – (1) the indenture trustee shall not be liable except for the performance of such duties as are specially set out in such indenture…” (emphasis added).

Benjamin Meeks, Esq. December 13, 2021
bargained for and for which trustees, in particular, have not been compensated32.  Trustees and other transaction parties would have to assess their potential TIA obligations in thousands of existing securitizations; while parties that are contemplating SEC-registered pass-through transactions would face increased costs and uncertainty as they evaluate their potential TIA obligations.
Throughout the 44-year history of the ABS markets the Commission and the Staff --  in the context of the review of hundreds of Securities Act registration statements, in Interpretive Response 202.01 (and the predecessor Telephone Interpretation), in their efforts to modernize the TIA, in several “no-action” letters and, implicitly, in their efforts to adopt and enhance Regulation AB -- have made clear that the TIA is not applicable to pass-through certificates.  In our view, the breadth and consistency of the regulatory and legislative history makes clear that the TIA does not apply and was never intended to apply to mortgage pass-through certificates such as the Registrant’s Certificates. We accordingly believe more formal regulatory action by the Commission, if not a federal statutory amendment, would be necessary to apply the TIA to mortgage pass-through certificates such as the Certificates.
Confirmation of the Registrant’s Understanding
The Registrant confirms that it understands that the Trust Indenture Act does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).
Form of Prospectus
Risk Factors, page 57
2.
To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks.  See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

We have revised the prospectus to include a risk factor related to climate change, which the Registrant will update as applicable at the time of any offering.

32 See Okla. Police Pension & Ret. Sys. v. United States Bank Nat'l Ass'n, 291 F.R.D. 47, 65 (S.D.N.Y. 2013) (noting that “the parties [relied] on long-standing SEC guidance to structure their transaction in a way that Congress expressly exempted from the TIA”).

Benjamin Meeks, Esq. December 13, 2021

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna Glick, Esq.

Anna Glick, Esq.

cc	Helaine Kaplan Natalie Grainger Robert S. Kim, Esq. Greg Prindle, Esq.